                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                ------------

                                 SCHEDULE 13G
                                (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                             (Amendment No. 1)/1/


                              The China Fund Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   169373107
                        ------------------------------
                                (CUSIP Number)

                                August 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [_] Rule 13d-1(d)


_________________
     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                      ------------------
  CUSIP No.  169373107             13G                      Page 2 of 4 Pages
----------------------                                      ------------------


------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              President and Fellows of Harvard College
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Massachusetts
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER
     NUMBER OF                  1,068,301 shares
      SHARES       -----------------------------------------------------------
   BENEFICIALLY      6.   SHARED VOTING POWER
     OWNED BY                   ---
       EACH        -----------------------------------------------------------
    REPORTING        7.   SOLE DISPOSITIVE POWER
      PERSON                    1,068,301 shares
       WITH        -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
                                ---
------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,068,301 shares
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES             [_]
      CERTAIN SHARES*

------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    10.6%
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*
                    EP
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G
                                 ------------

Item 1(a) Name of Issuer:
               The China Fund Inc.

     1(b) Address of Issuer's Principal Executive Offices:
               c/o State Street Bank
               P.O. Box 9110
               North Quincy, MA 02171

Item 2(a) Name of Person Filing:
               President and Fellows of Harvard College

     2(b) Address of Principal Business Office or, if none, Residence:
               c/o Harvard Management Company, Inc.
               600 Atlantic Avenue
               Boston, MA 02210

     2(c) Citizenship:
               Massachusetts

     2(d) Title of Class of Securities:
               Common Stock

     2(e) CUSIP Number:
               169373107

Item 3. The reporting person is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4.   Ownership.

     4(a) Amount beneficially owned:
               1,068,301 shares

     4(b) Percent of class:
               10.6%

     4(c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:
               1,068,301 shares

                               Page 3 of 4 Pages

          (ii)  shared power to vote or to direct the vote:
                                  ___________

          (iii) sole power to dispose or to direct the disposition of:
                    1,068,301 shares

          (iv)  shared power to dispose or to direct the disposition of:
                                  ___________

Item 5.   Ownership of Five Percent or Less of a Class:
               Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
               Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
               Not Applicable

Item 8.   Identification and Classification of Members of the Group:
               Not Applicable

Item 9.   Notice of Dissolution of Group:
               Not Applicable

Item 10.  Certification:

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                PRESIDENT AND FELLOWS OF HARVARD
                                                COLLEGE

                                                By: /s/ Michael S. Pradko
                                                    ---------------------------
                                                    Name:  Michael S. Pradko
                                                    Title: Authorized Signatory

September 6, 2000


                               Page 4 of 4 Pages